UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Eaton Vance Floating-Rate Income Plus Fund

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

278284104

(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, New York 10174

Attention: Michael D'Angelo

(212) 542-4635

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

Attention: Adam W. Finerman, Esq.

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 12, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 278284104

1	NAME OF REPORTING PERSON

Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,338,141
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,338,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,338,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.6%[1]
14	TYPE OF REPORTING PERSON

PN; IA

1 The percentages used herein are calculated based upon 7,606,422 shares of common stock outstanding as of 11/30/2020, as disclosed in the company’s Form N-CSR filed 1/26/2021.

2

CUSIP No. 278284104

1	NAME OF REPORTING PERSON

Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,338,141
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,338,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,338,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.6%[2]
14	TYPE OF REPORTING PERSON

IN

2 The percentages used herein are calculated based upon 7,606,422 shares of common stock outstanding as of 11/30/2020, as disclosed in the company’s Form N-CSR filed 01/26/2021.

3

CUSIP No. 278284104

1	NAME OF REPORTING PERSON

Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,338,141
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,338,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,338,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.6%[3]
14	TYPE OF REPORTING PERSON

IN

3 The percentages used herein are calculated based upon 7,606,422 shares of common stock outstanding as of 11/30/2020, as disclosed in the company’s Form N-CSR filed 01/26/2021.

4

CUSIP No. 278284104

Item 1.	SECURITY AND ISSUER

This Amendment No. 7 amends and supplements the statement on Schedule 13D filed with the SEC on October 23, 2019, as amended by Amendment No. 1 filed December 2, 2019, Amendment No. 2 filed October 21, 2020, Amendment No. 3 filed November 3, 2020, and Amendment No. 4 filed January 11, 2021, Amendment No. 5 filed on January 11, 2021 and Amendment No. 6 filed on February 18, 2021; with respect to the Common Shares of Eaton Vance Floating-Rate Income Plus Fund. This Amendment No. 7 amends Item 2 and Item 4 as set forth below.

Item 2.	Identity and background

Item 2 is hereby amended to add the following:

As discussed in greater detail in Item 4 below, in connection with the withdrawal of Saba Capital’s (i) nomination of trustee candidates, and (ii) proposal to terminate the Investment Advisory and Administration Agreement between the Issuer and Eaton Vance Management (the “Proposal”) at the 2021 annual meeting of shareholders (the “Annual Meeting”), Aditya Bindal, Frederic Gabriel and Thomas H. McGlade are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 7 to the Schedule 13D. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On March 11, 2021 the Issuer’s board of directors (the “Board”) approved a plan of liquidation and termination of the Fund. Therefore, Saba Capital has determined to withdraw (i) its nominations of Aditya Bindal, Frederic Gabriel and Thomas McGlade for election to the Board, and (ii) the Proposal, each in connection with the Annual Meeting.

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CUSIP No. 278284104

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 12, 2021

SABA CAPITAL MANAGEMENT, L.P.

By:	/s/ Michael D’Angelo
	Name:	Michael D’Angelo
	Title:	Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC

By:	/s/ Michael D’Angelo
	Name:	Michael D’Angelo
	Title:	Authorized Signatory

BOAZ R. WEINSTEIN

By:	/s/ Michael D’Angelo
	Name:	Michael D’Angelo
	Title:	Attorney-in-fact*

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